Filed Pursuant to Rule 433
Registration No. 333-180289
November 30, 2012
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012



HSBC USA Inc.

Performance Barrier Notes due June 27, 2016
Linked to the S&P 500® Index

The notes are linked to the performance of the S&P 500® Index (the Reference Asset). The notes allow investors to participate on a leveraged basis in increases (if any) in the level of the Reference Asset from its Initial Level. If the Reference Return of the Reference Asset is greater than zero, investors will receive at maturity a cash payment per $1,000 principal amount of the notes equal to (a) $1,000 *plus* (b) $1,000 *times* the Reference Return *times* the Upside Participation Rate. If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, investors will receive at maturity a cash payment of $1,000. If the Reference Return of the Reference Asset is less than the Barrier Level, investors will receive at maturity a cash payment per $1,000 principal amount of the notes equal to (a) $1,000 *plus* (b) $1,000 *times* the Reference Return. In such a case, investors will be fully exposed to the decline of the Reference Asset from the Initial Level to the Final Level and may lose up to 100% of the principal amount of their notes. All payments on the notes are subject to issuer credit risk.

Terms and Conditions

Issuer	HSBC USA Inc.
Pricing Date	December 21, 2012
Original Issue Date	December 27, 2012
Final Valuation Date*	June 22, 2016
Maturity Date*	June 27, 2016
Reference Asset	S&P 500® Index
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Upside Participation Rate	[128-138]%**
Barrier Level	-30%
Reference Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-3
Final Level	See page FWP-3
CUSIP	40432X4P3
ISIN	US40432X4P31

* Subject to postponement in the event of a market disruption event, as described below.

** The actual Upside Participation Rate will be set on the Pricing Date.

Investing in these notes involves a number of risks. See "Risk Factors" beginning on page FWP-6 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement.

The notes are senior unsecured debt obligations of the issuer, HSBC USA Inc., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes depends on the ability of HSBC USA Inc. to satisfy its obligations as they come due and is not guaranteed by any third party. In the event HSBC USA Inc. were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes.

Payoff Diagram



The graph above compares the return on an investment in the notes to the return on a direct investment in the Reference Asset, excluding dividends.

Hypothetical Examples (per $1,000 principal amount Note)***

Reference Return	Payment at Maturity	Total Return	Reference Asset Return	Payment at Maturity	Total Return
70.00%	1,896.00	89.60%	-10.00%	$1,000.00	0.00%
60.00%	1,768.00	76.80%	-20.00%	$1,000.00	0.00%
50.00%	1,640.00	64.00%	-30.00%	$1,000.00	0.00%
40.00%	1,512.00	51.20%	-40.00%	$600.00	-40.00%
30.00%	1,384.00	38.40%	-50.00%	$500.00	-50.00%
20.00%	1,256.00	25.60%	-60.00%	$400.00	-60.00%
10.00%	1,128.00	12.80%	-70.00%	$300.00	-70.00%
5.00%	1,064.00	6.40%	-80.00%	$200.00	-80.00%
0.00%	$1,000.00	0.00%	-90.00%	$100.00	-90.00%
-5.00%	$1,000.00	0.00%	-100.00%	$0.00	-100.00%

*** These hypothetical examples are based on a number of assumptions, as set forth on page FWP-8 of this free writing prospectus, including a hypothetical Upside Participation Rate. These examples are included for illustrative purposes only.

The Performance Barrier Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or equity index underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

An investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay referral fees of up to [2.5%] per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.
Performance Barrier Notes



Linked to the S&P 500® Index

This free writing prospectus relates to an offering of Performance Barrier Notes. The notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and equity index underlying supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or equity index underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Reference Return is less than -30%, lose some or all of your principal.**

This free writing prospectus relates to a single offering of notes, linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the offering of the notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	December 21, 2012
Pricing Date:	December 21, 2012
Original Issue Date:	December 27, 2012
Final Valuation Date:	June 22, 2016, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying equity index underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be June 27, 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying equity index underlying supplement.
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Upside Participation Rate:	Between 128% and 138% (to be determined on the Pricing Date)
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to:
	$1,000 + ($1,000 × Reference Return × Upside Participation Rate).
	If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, you will receive $1,000 per $1,000 Principal Amount of notes (zero return).
	If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:
	$1,000 + ($1,000 × Reference Return).
	Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Barrier Level:	-30%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SPX <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	40432X4P3/US40432X4P31
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

GENERAL

This free writing prospectus relates to a single offering of notes, linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or equity index underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and equity index underlying supplements) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and relevant equity index underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and equity index underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▶ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each notes you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, you will receive $1,000 per $1,000 Principal Amount of notes (zero return).

If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

Interest

The notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor

S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the notes.

▶ You are willing to make an investment that is fully exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -30%.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is fully exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -30%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and page S-1 of the Equity Index Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus and equity index underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and equity index underlying supplement including the explanation of risks relating to the notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General risks related to Indices" in the Equity Index Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

You will be fully exposed to the decline in the Final Level from the Initial Level if the Reference Return is less than the Barrier Level of -30%. Accordingly, if the Reference Return is less than -30%, your Payment at Maturity will be less than the Principal Amount of your notes. You may lose up to 100% of your investment at maturity if the Reference Return is negative.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes and their return.

The notes are not insured by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your notes are linked or the return on your notes**.** The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Level:	1,400.00
▶	Hypothetical Participation Rate:	128% (The actual Participation Rate will be determined on the Pricing Date and will be between 128% and 138%)
▶	Barrier Level:	-30%

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,800.00	100.00%	$2,280.00	128.00%
2,520.00	80.00%	$2,024.00	102.40%
2,240.00	60.00%	$1,768.00	76.80%
1,960.00	40.00%	$1,512.00	51.20%
1,820.00	30.00%	$1,384.00	38.40%
1,680.00	20.00%	$1,256.00	25.60%
1,610.00	15.00%	$1,192.00	19.20%
1,540.00	10.00%	$1,128.00	12.80%
1,407.00	5.00%	$1,064.00	6.40%
1,428.00	2.00%	$1,025.60	2.56%
1,414.00	1.00%	$1,012.80	1.28%
1,400.00	**0.00%**	**$1,000.00**	**0.00%**
1,386.00	-1.00%	$1,000.00	0.00%
1,372.00	-2.00%	$1,000.00	0.00%
1,330.00	-5.00%	$1,000.00	0.00%
1,260.00	-10.00%	$1,000.00	0.00%
1,120.00	-20.00%	$1,000.00	0.00%
980.00	**-30.00%**	**$1,000.00**	**0.00%**
840.00	-40.00%	$600.00	-40.00%
560.00	-60.00%	$400.00	-60.00%
280.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,400.00 to a Final Level of 1,540.00.

Reference Return:	10.00%
Final Settlement Value:	**$1,128.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,128.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 128%)

= $1,128.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 128% when the Reference Return is positive.

Example 2: The level of the Reference Asset decreases from the Initial Level of 1,400.00 to a Final Level of 1,330.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Barrier Level of -30%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes (a zero return).

Example 2 shows that you will receive the return of your principal investment where the level of the Reference Asset declines by no more than 30% over the term of the notes.

Example 3: The level of the Reference Asset decreases from the Initial Level of 1,400.00 to a Final Level of 840.00.

Reference Return:	-40.00%
Final Settlement Value:	**$600.00**

Because the Reference Return is less than the Barrier Level of -30%, the Final Settlement Value would be $600.00 per $1,000 Principal Amount of notes, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -40.00%)

= $600.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the level of the Reference Asset if the Reference Return is less than the Barrier Level of -30%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

THE S&P 500® INDEX

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of November 28, 2012 were: Information Technology, Financials, Health Care, Consumer Discretionary and Energy.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from November 28, 2007 through November 28, 2012. The closing level for the SPX on November 28, 2012 was 1,409.90. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by HSBC, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay referral fees of up to [2.5%] per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Performance Barrier Notes Linked to the S&P 500® Index

November 30, 2012

FREE WRITING PROSPECTUS